VIA EDGAR

February 21, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Rolf Sundwall

RE:	FibroGen, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-36740

Ladies and Gentlemen:

FibroGen, Inc. (“FibroGen” or the “Company” or “we”) is submitting this letter via electronic submission in response to a letter (the “Comment Letter”), dated February 14, 2020, from the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ending December 31, 2018 (the “2018 10-K”), filed on February 27, 2019.

For the Commission’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the 2018 10-K.

ITEM 1. BUSINESS

PAMREVLUMAB FOR THE TREATMENT OF FIBROSIS AND CANCER

Clinical Development of Pamrevlumab, page 28

1. We note your response to prior comment 1 and your definition of the term “safety signal.” Please provide us proposed disclosure for use in future filings that identifies all serious adverse event (SAE) determined by the principal investigator to be related to, or possibly related to Pamrevlumab. Alternatively, please disclose clearly that upon investigation it is your belief that there is no causal relationship between the investigational drug and these SAEs.

Response:

The Company acknowledges the Commission’s comment. As suggested by the Commission’s alternate approach, we propose to modify the original disclosure (where we noted adverse events designated as “possibly related to study treatment” by the principal investigator) to clearly state that upon our investigation, it is our belief that there is no causal relationship between the investigational drug and these SAEs.

Proposed Disclosure:

Therefore, the Company proposes to modify the applicable language in the Company’s next Form 10-K for the year-ending 2019 as follows:

Page 31 - Study 049 – Open-label Phase 2 trial of pamrevlumab in idiopathic pulmonary fibrosis (“IPF”)

“Eighty-nine patients had at least one adverse event. The most common reported events were cough, fatigue, shortness of breath, upper respiratory tract infection, sore throat, bronchitis, nausea, dizziness, and urinary tract infection. Including the open-label extension, there were 45 SAEs in 31 patients, four of which were considered possibly related by the principal investigator to the investigational drug. After investigation, it is our belief that there is no causal relationship between pamrevlumab and the SAEs deemed possibly related by the principal investigator. During the first year of treatment there were 38 TSAEs in 24 patients. Adverse events observed to date are consistent with typical conditions observed in this patient population.”

Page 34 - Study 028 – Open-label dose finding trial of pamrevlumab combined with gemcitabine plus erlotinib in patients with previously untreated locally advanced (stage 3) or metastatic (stage 4) pancreatic cancer

“In the study, the majority of adverse events were mild to moderate, and were consistent with those observed for erlotinib plus gemcitabine treatment without pamrevlumab. There were 99 TSAEs; six of which were assessed as possibly related to the investigational drug by the principal investigator, and 93 as not related to study treatment. After investigation, it is our belief that there is no causal relationship between pamrevlumab and the TSAEs deemed possibly related by the principal investigator. We did not identify any evolving dose-dependent pattern, and higher doses of pamrevlumab were not associated with higher numbers of SAEs or greater severity of the SAEs observed.”

The Company appreciates the Commission’s comments on this topic and believes the proposed disclosures above will provide more informative and less confusing disclosure for investors.

Please contact me at (415) 978-1522 with any questions or further comments regarding our responses to the Commission’s comments.

Sincerely,

/s/ John Alden

John Alden

Vice President, Legal

cc:	Pat Cotroneo, FibroGen, Inc. Michael Lowenstein, FibroGen, Inc.
Michael Tenta, Cooley LLP

Greg Vlahos, PricewaterhouseCoopers LLP